FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

Leading Brands, Inc. Responds to Hansen’s News Release

Vancouver, Canada, February 12, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, wishes to elaborate on a news release issued this morning by Hansen Natural Corporation (“Hansen”) (Nasdaq: HANS) concerning distribution of Monster Energy®, Lost® Energy™ and Hansen’s® energy drinks (together “Hansen Energy Drinks”) in Canada.

Leading Brands is presently the exclusive distributor of Hansen Energy Drinks in Canada pursuant to an agreement that requires a material termination payment to be made by Hansen to the Company in the event of its early cancellation. The Company at present has received no termination notice, although the issuance of the Hansen release this morning foreshadows that event.

After learning of the news release this morning, Company management met with Hansen management to commence work on an orderly transition of that business over the upcoming months and to explore other opportunities between the two entities. The Company and Hansen are committed to continue to work together – as they have over the preceding more than seven years – on the timely introduction of new Hansen products into the Canadian market by Leading Brands to fill the void created by this development.

Leading Brands Chairman Ralph McRae said: “The energy drink market in Canada is in its nascent stages, being less than 2.5% the size of that in the U.S. Leading Brands helped build Hansen Energy Drinks into the number one 16 oz. (473 ml) offerings in Canada. According to AC Neilsen data, we are presently the only company in Canada showing country-wide growth faster than the category itself. The energy drink category is also in a constant state of evolution. Hansen appreciates that and wants to continue to work together on several new initiatives that we hope to be able to announce shortly.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO® Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com